December 7, 2007

Mail Stop 4561

By U.S. Mail

Steven Roth
Chairman and Chief Executive Officer
Vornado Realty Trust
888 Seventh Avenue
New York, New York 10019

> **Re:** **Vornado Realty Trust**
> **Definitive 14A**
> **Filed April 26, 2007**
> **File No. 001-11954**

Dear Mr. Roth:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3401.

Sincerely,

Jennifer Gowetski
Attorney-Advisor

cc: William G. Farrar *(via facsimile)*
        Sullivan & Cromwell LLP